Law Offices Of Michael H. Hoffman, P.A.

1953 NW 22nd Street
Miami, Florida 33142
Tel: (786) 280-7575
Fax: (786) 276-6848
michaelhoffman@myseclawyer.com

March 27, 2006

United States Securities
and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	PracticeXpert, Inc.
Form 10-KSB for the year ended December 31, 2004
Filed April 15, 2005
File No. 000-30583

Ladies and Gentlemen:

On behalf of PracticeXpert, Inc. (the “Company”), we are responding to the staff comments, as set forth in the letter from the staff of March 3, 2006 to Mr. Anthony Biele, Interim Chief Financial Officer of the Company.

As set forth in the letters from the staff, the Company acknowledges and agrees as follows: (A) the Company is responsible for the adequacy and accuracy of the disclosures in the filings with the Securities and Exchange Commission (the “Commission”); (B) the staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (C) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges the staff comment that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the filings or in response to the staff comments on the filings.

The following captions and numbered paragraphs set forth herein correspond to the captions and numbered paragraphs contained in the staff’s letter to the Company:

Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005

Note 2 - Intangible Assets, page 7

1.
The Company acknowledges the staff comment that its proposed disclosure for goodwill impairment be revised and expanded to explain the manner in which the amount of goodwill impairment is determined. The Company will comply with the staff’s comment by including the following disclosure in all future filings, including any amendments filed as a result of this review by the staff. The following text has been marked to show the changes to the Company’s disclosure, as compared to the one previously provided in response to the staff’s letter:

United States Securities
and Exchange Commission
March 27, 2006

“The Company reviews and accounts for the impairment of goodwill in accordance with SFAS No. 142. Goodwill that has an indefinite useful life is not amortized, but instead is tested for impairment at least annually by comparing the carrying value of the reporting unit to its estimated fair value. The Company bases its estimates of fair value on projected future cash flows. If the carrying value of the reporting unit is greater~~less~~ than the estimated fair value of the reporting unit, an impairment loss is recognized, which is equal to the difference between the implied fair value of the reporting unit and goodwill. The Company completes goodwill impairment tests at the end of each calendar year.~~In each of the past three calendar years, the Company has not been required to recognize any charges for the impairment of goodwill in accordance with SFAS No. 142.”~~

“The Company reviews and accounts for the impairment of goodwill in accordance with SFAS No. 142. Goodwill that has an indefinite useful life is not amortized, but instead is tested for impairment at least annually by comparing the carrying value of the reporting unit to its estimated fair value. The Company bases its estimates of fair value on projected future cash flows. If the carrying value of the reporting unit is greater than the estimated fair value of the reporting unit, an impairment loss is recognized, which is equal to the difference between the implied fair value of the reporting unit and goodwill. The Company completes goodwill impairment tests at the end of each calendar year.”

Note 7 - Acquisition, page 10

2.
The Company agrees with the staff comment that the promissory note (the “Note”) in the principal amount of $4,000,000 with Physicians Informatics, Inc., as debtor, and PI (Cayman) Limited, as lender, be recorded at its fair value equal to the value of the common stock that would be issued upon its conversion and, accordingly, will restate its financial statements in its amended filings with the Commission. The Company hereby confirms that the financial statements included in any revised filings shall be labeled as restated, including a footnote explanation relating thereto.

Form 8-K dated February 13, 2006

3.
The Company acknowledges the staff comment that it provide the staff with a report on projected cash flows that support the value of the customer lists acquired from Cancer Care Network (“CCN”), or revise its filings to record additional impairment losses. The Company hereby informs the staff that it will revise its filings on Form 10-QSB for each of the three month periods ended March 31, 2005, June 30, 2005 and September 30, 2005 and record additional impairment losses related to the CCN customer lists for the three month period ended December 31, 2005, including Sidyrs and Jacquin. The Company hereby confirms that the financial statements included in any revised filings shall be labeled as restated, including a footnote explanation relating thereto.

As set forth on the report on Schedule 1 enclosed herewith, the projected cash flows that support the restated value of our CCN customer lists, including the impairment losses for each of the three month periods ended March 31, 2005, June 30, 2005, September 30, 2005, and December 31, 2005, are as follows:

United States Securities
and Exchange Commission
March 27, 2006

	Three Month Period Ended March 31, 2005	Three Month Period Ended June 30, 2005	Three Month Period Ended Sept 30, 2005	Three Month Period Ended December 31, 2005
Customer lists, net	$3,139,958	$2,386,851	$2,088,264	$880,159
Impairment losses	(25,033)	(293,707)*	-	(840,519)

*
The amount of impairment losses related to the CCN customer lists is being restated from the amount previously reported in the Company’s consolidated financial statements included in its Form 10-QSB for the period ended June 30, 2005, and includes additional losses in the amount of $185,974.

Form 8-K dated December 31, 2005

4.
The Company acknowledges the staff comment that it provide the staff with a report on projected cash flows that support the value of the intangible assets and goodwill from PracticeOne, or revise its filings to record additional impairment losses. The Company hereby informs the staff that it will revise its filings on Form 10-QSB for each of the three month periods ended March 31, 2005, June 30, 2005 and September 30, 2005 and reduce the carrying value of the Note to the amount of $1,300,000, which is determined by multiplying (x) the $0.13 closing market price of the Company’s common stock on the date of the consummation of the PracticeOne acquisition by (y) 10,000,000 shares of common stock convertible under the Note. Accordingly, goodwill relating to the PracticeOne acquisition shall be reduced by the amount of $2,700,000. Furthermore, the gain related to the conversion of the Note shall be reduced to the amount of $600,000, which is the difference between (x) the $1,300,000 carrying value of the Note and (y) $700,000 market price, or $.07 per share, of the Company’s common stock on the date of conversion of the Note on June 30, 2005. The Company hereby confirms that the financial statements included in any revised filings shall be labeled as restated, including a footnote explanation relating thereto.

As set forth on the report on Schedule 2 enclosed herewith, the projected cash flows that support the restated value of the PracticeOne customer lists, including the impairment losses for each of the three month periods ended March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005 for PracticeOne are as follows:

	Three Month Period Ended March 31, 2005	Three Month Period Ended June 30, 2005	Three Month Period Ended Sept 30, 2005	Three Month Period Ended December 31, 2005
Customer lists, net	$1,532,157	$1,442,230	$1,352,143	$1,235,468
Impairment losses	-	-	-	(26,588)

Please feel free to contact the undersigned should you have any comments or questions regarding the foregoing.

United States Securities
and Exchange Commission
March 27, 2006

Sincerely yours, LAW OFFICES OF MICHAEL H. HOFFMAN, P.A. /s/ Michael H. Hoffman, Esq. Michael H. Hoffman, Esq.

SCHEDULE 1

PracticeXpert, Inc.
Cancer Care Network Projected Cash Flows and Client Present Value

Client	Revenue at purchase time	Retention probability	Projected Profitability	Projected Gross Profit	Projected retention period (years)	Projected revenue growth	Discount rate	Client Present Value

Cookeville	$132,000	95%	26%	$32,604	5	0%	20%	$97,506
Dr. Jacquin	$5,060,496	95%	26%	$1,249,943	2	0%	20%	$1,909,634
Dr. Sidrys	$2,834,863	95%	26%	$700,211	2	0%	20%	$1,069,767
MOG	$336,000	95%	26%	$82,992	5	0%	20%	$248,197
ahoskie	$8,056	95%	26%	$1,990	5	0%	20%	$5,951
blue ridge	$139,737	95%	26%	$34,515	5	0%	20%	$103,221
buckley	$11,217	95%	26%	$2,771	5	0%	20%	$8,286
california	$28,800	95%	26%	$7,114	5	0%	20%	$21,274
cancer network	$101,437	95%	26%	$25,055	5	50%	20%	$171,355
ditzel	$153,435	95%	26%	$37,898	5	0%	20%	$113,340
gilbert	$66,280	95%	26%	$16,371	5	0%	20%	$48,960
gulfcoast	$93,417	95%	26%	$23,074	5	0%	20%	$69,006
hawaii	$30,080	95%	26%	$7,430	5	0%	20%	$22,219
kansas	$144,195	95%	26%	$35,616	5	0%	20%	$106,514
kovalic	$132,000	95%	26%	$32,604	5	0%	20%	$97,506
lim	$10,236	95%	26%	$2,528	5	0%	20%	$7,561
lima	$98,330	95%	26%	$24,287	5	0%	20%	$72,634
lydiatt	$34,493	95%	26%	$8,520	5	0%	20%	$25,480
macdonald	$759	10%	26%	$20	1	0%	20%	$16
malik	$60,197	95%	26%	$14,869	5	0%	20%	$44,467
morris	$40,170	95%	26%	$9,922	5	0%	20%	$29,673
mudge	$111,684	95%	26%	$27,586	5	0%	20%	$82,499
newport	$214,095	95%	26%	$52,882	5	0%	20%	$158,148
oanc	$148,430	95%	26%	$36,662	5	0%	20%	$109,642
olympia	$112,221	95%	26%	$27,719	5	0%	20%	$82,896
pri	$100,753	95%	26%	$24,886	5	0%	20%	$74,424
richmond	$78,012	95%	26%	$19,269	5	0%	20%	$57,626
rsnc	$72,660	95%	26%	$17,947	5	0%	20%	$53,673
sarma	$7,806	95%	26%	$1,928	5	0%	20%	$5,766
satilla	$41,496	95%	26%	$10,250	5	0%	20%	$30,652
sidrys	$69,780	95%	26%	$17,236	5	0%	20%	$51,545
summit	$196,110	95%	26%	$48,439	5	0%	20%	$144,863
tulsa1	$139,643	95%	26%	$34,492	5	0%	20%	$103,152
tulsa61	$309,466	95%	26%	$76,438	5	0%	20%	$228,597
virginia	$353,355	95%	26%	$87,279	5	20%	30%	$287,865
vroa	$300,612	95%	26%	$74,251	5	0%	20%	$222,056

	$11,772,321			$2,907,596				$5,965,970

Less: Adjustment								$(856,636)

Total								$5,109,334

PracticeXpert, Inc.
Cancer Care Network Projected Cash Flows and Client Present Value

	Amortization	Accumulated	Net Book
Client	6/30/04	Amortization	Value

Cookeville	$3,250	$3,250	$94,256
Dr. Jacquin	$159,136	$159,136	$1,750,498
Dr. Sidrys	$89,147	$89,147	$980,620
MOG	$8,273	$8,273	$239,924
ahoskie	$198	$198	$5,752
blue ridge	$3,441	$3,441	$99,780
buckley	$276	$276	$8,009
california	$709	$709	$20,565
cancer network	$5,712	$5,712	$165,643
ditzel	$3,778	$3,778	$109,562
gilbert	$1,632	$1,632	$47,328
gulfcoast	$2,300	$2,300	$66,706
hawaii	$741	$741	$21,479
kansas	$3,550	$3,550	$102,963
kovalic	$3,250	$3,250	$94,256
lim	$252	$252	$7,309
lima	$2,421	$2,421	$70,213
lydiatt	$849	$849	$24,630
macdonald	$3	$3	$14
malik	$1,482	$1,482	$42,984
morris	$989	$989	$28,684
mudge	$2,750	$2,750	$79,749
newport	$5,272	$5,272	$152,877
oanc	$3,655	$3,655	$105,987
olympia	$2,763	$2,763	$80,132
pri	$2,481	$2,481	$71,944
richmond	$1,921	$1,921	$55,705
rsnc	$1,789	$1,789	$51,883
sarma	$192	$192	$5,574
satilla	$1,022	$1,022	$29,631
sidrys	$1,718	$1,718	$49,827
summit	$4,829	$4,829	$140,034
tulsa1	$3,438	$3,438	$99,713
tulsa61	$7,620	$7,620	$220,977
virginia	$9,596	$9,596	$278,270
vroa	$7,402	$7,402	$214,654

	$347,838	$347,838	$5,618,132

Less: Adjustment	($28,555)	($28,555)	($828,081)

Total	$319,283	$319,283	$4,790,051

PracticeXpert, Inc.
Cancer Care Network Projected Cash Flows and Client Present Value

	Amortization	Accumulated	Net Book	Amortization	Accumulated		Net Book
Client	9/30/2004	Amortization	Value	12/31/2004	Amortization	Impairment	Value

Cookeville	$4,875	$8,125	$89,380	$4,875	$13,001	$-	$84,505
Dr. Jacquin	$238,704	$397,840	$1,511,794	$238,704	$636,545	$-	$1,273,090
Dr. Sidrys	$133,721	$222,868	$846,899	$133,721	$356,589	$-	$713,178
MOG	$12,410	$20,683	$227,514	$12,410	$33,093	$-	$215,104
ahoskie	$298	$496	$5,455	$298	$793	$-	$5,157
blue ridge	$5,161	$8,602	$94,619	$5,161	$13,763	$-	$89,458
buckley	$414	$690	$7,595	$414	$1,105	$-	$7,181
california	$1,064	$1,773	$19,501	$-	$1,773	$19,501	$-
cancer network	$8,568	$14,280	$157,075	$8,568	$22,847	$-	$148,508
ditzel	$5,667	$9,445	$103,895	$5,667	$15,112	$-	$98,228
gilbert	$2,448	$4,080	$44,880	$2,448	$6,528	$-	$42,432
gulfcoast	$3,450	$5,750	$63,255	$3,450	$9,201	$-	$59,805
hawaii	$1,111	$1,852	$20,368	$1,111	$2,963	$-	$19,257
kansas	$5,326	$8,876	$97,638	$5,326	$14,202	$-	$92,312
kovalic	$4,875	$8,125	$89,380	$4,875	$13,001	$-	$84,505
lim	$378	$630	$6,931	$-	$630	$6,931	$-
lima	$3,632	$6,053	$66,581	$3,632	$9,685	$-	$62,950
lydiatt	$1,274	$2,123	$23,356	$1,274	$3,397	$-	$22,082
macdonald	$4	$7	$10	$4	$11	$-	$5
malik	$2,223	$3,706	$40,761	$2,223	$5,929	$-	$38,538
morris	$1,484	$2,473	$27,200	$1,484	$3,956	$-	$25,717
mudge	$4,125	$6,875	$75,624	$4,125	$11,000	$-	$71,499
newport	$7,907	$13,179	$144,969	$7,907	$21,086	$-	$137,062
oanc	$5,482	$9,137	$100,505	$5,482	$14,619	$-	$95,023
olympia	$4,145	$6,908	$75,988	$4,145	$11,053	$-	$71,843
pri	$3,721	$6,202	$68,222	$3,721	$9,923	$-	$64,501
richmond	$2,881	$4,802	$52,824	$2,881	$7,683	$-	$49,943
rsnc	$2,684	$4,473	$49,200	$2,684	$7,156	$-	$46,516
sarma	$288	$481	$5,286	$288	$769	$-	$4,997
satilla	$1,533	$2,554	$28,098	$1,533	$4,087	$-	$26,565
sidrys	$2,577	$4,295	$47,250	$2,577	$6,873	$-	$44,672
summit	$7,243	$12,072	$132,791	$7,243	$19,315	$-	$125,548
tulsa1	$5,158	$8,596	$94,556	$5,158	$13,754	$-	$89,398
tulsa61	$11,430	$19,050	$209,547	$-	$19,050	$209,547	$-
virginia	$14,393	$23,989	$263,877	$14,393	$38,382	$-	$249,483
vroa	$11,103	$18,505	$203,551	$11,103	$29,607	$-	$192,449

	$521,757	$869,595	$5,096,376	$508,885	$1,378,480	$235,980	$4,351,511

Less: Adjustment	$(42,832)	$(71,386)	$(785,250)	$(42,832)	$(114,218)	$-	$(742,418)

Total	$478,925	$798,209	$4,311,126	$466,054	$1,264,262	$235,980	$3,609,093

PracticeXpert, Inc.
Cancer Care Network Projected Cash Flows and Client Present Value

		Accumulated	Value		Net			Value		Net
	Amortization	Amortization	to be	Accumulated	Book	Amortization	Accumulated	to be	Accumulated	Book
Client	3/31/05	3/31/05	Impaired	Impairment	Value	6/30/05	Amortization	Impaired	Impairment	Value

Cookeville	$4,875	$17,876			$79,630	$4,875	$22,751			$74,755
Dr. Jacquin	$238,704	$875,249			$1,034,385	$238,704	$1,113,953			$795,681
Dr. Sidrys	$133,721	$490,310			$579,457	$133,721	$624,031			$445,736
MOG	$12,410	$45,503			$202,694	$12,410	$57,913			$190,284
ahoskie	$298	$1,091			$4,860	$298	$1,388			$4,562
blue ridge	$5,161	$18,924			$84,297	$5,161	$24,085			$79,136
buckley	$414	$1,519			$6,767	$414	$1,933			$6,352
california	$-	$-			$21,274	$-	$-			$21,274
cancer network	$8,568	$31,415			$139,940	$8,568	$39,983			$131,372
ditzel	$5,667	$20,779			$92,561	$5,667	$26,446			$86,894
gilbert	$2,448	$8,976			$39,984	$2,448	$11,424			$37,536
gulfcoast	$3,450	$12,651			$56,355	$3,450	$16,101			$52,904
hawaii	$1,111	$4,074			$18,146	$1,111	$5,185			$17,035
kansas	$5,326	$19,528			$86,986	$5,326	$24,853			$81,661
kovalic	$4,875	$17,876			$79,630	$4,875	$22,751			$74,755
lim	$-	$-			$7,561	$-	$-			$7,561
lima	$3,632	$13,316			$59,318	$3,632	$16,948			$55,686
lydiatt	$1,274	$4,671			$20,808	$1,274	$5,945			$19,534
macdonald	$4	$15			$1	$4	$19			$(3)
malik	$2,223	$8,152			$36,314	$2,223	$10,376			$34,091
morris	$1,484	$5,440			$24,233	$1,484	$6,924			$22,749
mudge	$4,125	$15,125			$67,374	$4,125	$19,250			$63,249
newport	$7,907	$28,994			$129,154	$7,907	$36,901			$121,247
oanc	$5,482	$20,101			$89,541	$5,482	$25,583			$84,059
olympia	$4,145	$15,198			$67,698	$4,145	$19,342	$63,553		$-
pri	$3,721	$13,644			$60,780	$3,721	$17,366			$57,059
richmond	$2,881	$10,565			$47,061	$2,881	$13,446	$44,180		$-
rsnc	$2,684	$9,840			$43,833	$2,684	$12,524			$41,149
sarma	$288	$1,057			$4,709	$288	$1,345			$4,421
satilla	$1,533	$5,620	$25,033		$25,033	$-	$-			$30,652
sidrys	$2,577	$9,450			$42,095	$2,577	$12,027			$39,518
summit	$7,243	$26,558			$118,305	$7,243	$33,801			$111,062
tulsa1	$5,158	$18,911			$84,241	$5,158	$24,069			$79,083
tulsa61	$-	$-			$228,597	$-	$-			$228,597
virginia	$14,393	$52,775			$235,090	$14,393	$67,169			$220,697
vroa	$11,103	$40,710			$181,346	$11,103	$51,813			$170,243
								$185,974	(1)

	$508,885	$1,865,913	$25,033	$261,012	$3,839,045	$507,353	$2,367,646	$293,707	$554,720	$3,043,605

Less: Adjustment	$(42,832)	$(157,050)			$(699,586)	$(42,832)	$(199,882)			$(656,754)

Total	$466,054	$1,708,863	$25,033	$261,012	$3,139,459	$464,521	$2,173,384	$293,707	$554,720	$2,386,851

(1) Includes additional impairment losses as a result of the restatement in the related aggregate carrying value amounts.

PracticeXpert, Inc.
Cancer Care Network Projected Cash Flows and Client Present Value

			Net			Value			Net
	Amortization	Accumulated	Book	Amortization	Accumulated	to be		Accumulated	Book
Client	9/30/05	Amortization	Value	12/31/05	Amortization	Impaired		Impairment	Value

Cookeville	$4,875	$27,627	$69,879	$4,875	$32,502	$65,004			$-
Dr. Jacquin	$238,704	$1,352,658	$556,977	$238,704	$1,591,362	$318,272			$-
Dr. Sidrys	$133,721	$757,752	$312,015	$133,721	$891,473	$178,295			$-
MOG	$12,410	$70,322	$177,874	$12,410	$82,732				$165,465
ahoskie	$298	$1,686	$4,265	$298	$1,984				$3,967
blue ridge	$5,161	$29,246	$73,975	$5,161	$34,407				$68,814
buckley	$414	$2,348	$5,938	$414	$2,762				$5,524
california	$-	$-	$-	$-	$-				$-
cancer network	$8,568	$48,551	$122,804	$8,568	$57,118				$114,237
ditzel	$5,667	$32,113	$81,227	$5,667	$37,780				$75,560
gilbert	$2,448	$13,872	$35,088	$2,448	$16,320				$32,640
gulfcoast	$3,450	$19,552	$49,454	$3,450	$23,002	$46,004			$-
hawaii	$1,111	$6,295	$15,924	$1,111	$7,406				$14,813
kansas	$5,326	$30,179	$76,335	$5,326	$35,505				$71,009
kovalic	$4,875	$27,627	$69,879	$4,875	$32,502				$65,004
lim	$-	$-	$-	$-	$-				$-
lima	$3,632	$20,580	$52,055	$3,632	$24,211				$48,423
lydiatt	$1,274	$7,219	$18,260	$1,274	$8,493				$16,986
macdonald	$-	$19	$-	$-	$19				$-
malik	$2,223	$12,599	$31,868	$2,223	$14,822				$29,644
morris	$1,484	$8,407	$21,266	$1,484	$9,891				$19,782
mudge	$4,125	$23,375	$59,124	$4,125	$27,500				$54,999
newport	$7,907	$44,809	$113,340	$7,907	$52,716				$105,432
oanc	$5,482	$31,065	$78,577	$5,482	$36,547				$73,095
olympia	$-	$-	$-	$-	$-				$-
pri	$3,721	$21,087	$53,337	$3,721	$24,808				$49,616
richmond	$-	$-	$-	$-	$-				$57,626
rsnc	$2,684	$15,207	$38,465	$2,684	$17,891				$35,782
sarma	$288	$1,634	$4,132	$288	$1,922				$3,844
satilla	$-	$-	$-	$-	$-				$-
sidrys	$2,577	$14,604	$36,941	$2,577	$17,182				$34,363
summit	$7,243	$41,044	$103,818	$7,243	$48,288				$96,575
tulsa1	$5,158	$29,226	$73,925	$5,158	$34,384	$68,768			$-
tulsa61	$-	$-	$-	$-	$-				$-
virginia	$14,393	$81,562	$206,304	$14,393	$95,955				$191,910
vroa	$11,103	$62,916	$159,140	$11,103	$74,019	$148,037			$-
						$16,139	(1)		$16,139

	$500,322	$2,835,180	$2,702,187	$500,322	$3,335,502	$840,519		$1,395,239	$1,451,250

Less: Adjustment	$(42,832)	$(242,714)	$(613,922)	$(42,832)	$(285,545)				$(571,091)

Total	$457,491	$2,592,466	$2,088,264	$457,491	$2,850,075	$840,519		$1,395,239	$880,159

(1) Includes additional impairment losses as a result of the restatement in the related aggregate carrying value amounts.

SCHEDULE 2

PracticeXpert, Inc.
PracticeOne Projected Cash Flows and Client Present Value
Client	Revenue at purchase time	Retention probability	Projected Profitability	Projected Gross Profit	Projected retention period (years)	Projected revenue growth	Discount rate	Client Present Value

ABC Pediatricare	$4,468	95%	40%	$1,698	5	0%	20%	$5,078
AcSel Corporation	$24,000	95%	40%	$9,120	5	0%	20%	$27,274
Brian Levitt, MD	$2,200	95%	40%	$836	5	0%	20%	$2,500
ADLF Professional Services	$2,520	95%	40%	$958	1	0%	20%	$798
Advanced Musculoskeletal Centers	$2,580	95%	40%	$980	5	0%	20%	$2,932
Advanced Paincare	$6,504	95%	40%	$2,472	5	0%	20%	$7,391
After Hours Pediatrics, P.C.	$1,500	95%	40%	$570	5	0%	20%	$1,705
Ahmed, Khalid B., M.D.	$10,980	95%	40%	$4,172	5	0%	20%	$12,478
Ahtel Medical Billing & Consulting	$1,260	95%	40%	$479	5	0%	20%	$1,432
Allergy/Immunology Associates, Inc.	$4,032	95%	40%	$1,532	1	0%	20%	$1,277
Athens Gastroenterology Center	$5,080	95%	40%	$1,930	5	0%	20%	$5,773
Badger Mountain Family Medicine	$8,100	95%	40%	$3,078	5	0%	20%	$9,205
Bayside Medical Billing	$6,600	95%	25%	$1,568	5	0%	20%	$4,688
Beseth, Douglas, M.D.	$4,620	95%	40%	$1,756	5	0%	20%	$5,250
Beverly Hills Orthopedic Group	$25,200	95%	25%	$5,985	5	0%	20%	$17,899
Blair, Paul, M.D. Inc.	$9,660	95%	25%	$2,294	5	0%	20%	$6,861
Blue Mountain Medical Group	$16,540	95%	40%	$6,285	5	0%	20%	$18,797
Boulevard Pediatrics	$6,388	95%	40%	$2,427	5	0%	20%	$7,260
Bruneau Family Care, P.C.	$3,980	10%	25%	$100	5	0%	20%	$298
Buena Eye	$2,940	95%	40%	$1,117	5	0%	20%	$3,341
Burdette/Cape Management Services Org	$11,160	95%	40%	$4,241	5	0%	20%	$12,683
Cabrillo Cardiology Medical Group	$13,860	95%	40%	$5,267	5	0%	20%	$15,751
CalBill Inc.	$3,780	95%	40%	$1,436	5	0%	20%	$4,296
California Ortho and Sports Med Mgmt Associates	$4,960	95%	40%	$1,885	5	0%	20%	$5,637
The Angeles Clinic and Research Institute, Inc.	$11,580	95%	40%	$4,400	5	0%	20%	$13,160
Cardiovascular Consultants Medical Group	$8,340	95%	40%	$3,169	5	0%	20%	$9,478
Cardiovascular Consultants of Cleveland	$9,800	95%	40%	$3,724	5	0%	20%	$11,137
Catalina Ear, Nose & Throat	$5,900	95%	40%	$2,242	5	0%	20%	$6,705
Center for Infectious Diseases	$9,700	95%	25%	$2,304	5	0%	20%	$6,890
Child Health Associates, Ltd.	$6,240	95%	40%	$2,371	5	0%	20%	$7,091
Chudzik, Douglas	$1,880	95%	40%	$714	5	0%	20%	$2,136
Cleveland Clinic Foundation	$3,024	95%	40%	$1,149	1	0%	20%	$958
Columbia Rheumatology	$3,900	95%	40%	$1,482	5	0%	20%	$4,432
Corney, Margie M.D.	$8,520	95%	25%	$2,024	5	0%	20%	$6,052
Dalton, Randall MD	$7,940	95%	25%	$1,886	5	0%	30%	$4,593
Daniel Picard	$5,820	95%	40%	$2,212	5	0%	20%	$6,614
Danna, Salvatore A., M.D.	$1,700	95%	40%	$646	5	0%	20%	$1,932
David Werwath, MD	$2,620	95%	40%	$996	5	0%	20%	$2,977
Deere, Mansour, LeMay and Duong M.D.'s	$2,940	95%	40%	$1,117	5	0%	20%	$3,341
Delaware Primary Care, LLC	$6,040	95%	25%	$1,435	5	0%	20%	$4,290
Dennis, Robert, M.D.	$2,940	95%	40%	$1,117	5	0%	20%	$3,341
Denver Nephrologists, P.C.	$21,660	95%	40%	$8,231	5	0%	20%	$24,615
Douglas Morrow, MD	$1,280	95%	40%	$486	5	0%	20%	$1,455
Drs. Floyd & Garman	$2,100	95%	40%	$798	5	0%	20%	$2,387
Dye, Daniel M., M.D.	$3,740	95%	40%	$1,421	5	0%	20%	$4,250
East Portland Neurology Clinic, P.C.	$2,760	95%	40%	$1,049	5	0%	20%	$3,137
Edgar Hicks, MD	$3,000	95%	40%	$1,140	5	0%	20%	$3,409
EIX, Inc. (VAR)	$4,400	95%	40%	$1,672	5	0%	20%	$5,000
eMed Professional Systems	$75,600	95%	25%	$17,955	5	0%	20%	$53,696
Emsellem, Helene , M. D.	$4,280	95%	25%	$1,017	5	0%	20%	$3,040
ETC PAY (VAR)	$4,374	95%	40%	$1,662	5	0%	20%	$4,971
Eye Institute of Tarzana	$2,520	95%	40%	$958	5	0%	20%	$2,864
Eye Surgery Consultants, Inc.	$17,370	95%	25%	$4,125	5	0%	20%	$12,337
Fairfax Ob-Gyn Associates	$10,160	95%	40%	$3,861	5	0%	20%	$11,546
Family Health Center of Montclair	$7,920	95%	40%	$3,010	5	0%	20%	$9,001
Fogle Eye Associates	$3,928	95%	40%	$1,493	5	0%	20%	$4,464
Front Range Orthopedic Center	$4,200	95%	40%	$1,596	5	0%	20%	$4,773
G I Consultants, LLC	$5,420	95%	25%	$1,287	5	0%	20%	$3,850
Geller, Rudnick, Bush & Bamberger	$3,660	95%	40%	$1,391	5	0%	20%	$4,159

Client	Revenue at purchase time	Retention probability	Projected Profitability	Projected Gross Profit	Projected retention period (years)	Projected revenue growth	Discount rate	Client Present Value
Goddard, Dwight, M. D., Inc	$1,200	95%	25%	$285	5	0%	20%	$852
Goetzinger, Robert, M.D.	$4,500	95%	40%	$1,710	5	0%	20%	$5,114
Gresham Women's Healthcare	$5,908	95%	40%	$2,245	5	0%	20%	$6,714
Grochmal, Jay M.D., P.A.	$3,860	95%	40%	$1,467	5	0%	20%	$4,387
Grogan, Thomas J., M.D.	$4,200	95%	25%	$998	5	0%	20%	$2,983
Hamada, James S. M.D.	$2,628	95%	40%	$999	1	0%	20%	$832
Hand and Microsurgery Associates, Inc.	$16,720	95%	40%	$6,354	5	0%	20%	$19,001
Hand Institute of Southern Calif.	$3,720	95%	40%	$1,414	1	0%	20%	$1,178
Handler, Sheryl, MD	$1,880	95%	40%	$714	5	0%	20%	$2,136
Heart Clinics Northwest	$13,200	95%	40%	$5,016	5	0%	20%	$15,001
Hodges Eye Clinic & Cataract Institute	$7,200	95%	25%	$1,710	5	0%	20%	$5,114
Holt, Anthony G. M.D.	$1,872	95%	40%	$711	1	0%	20%	$593
Howard Perell	$3,620	95%	40%	$1,376	5	0%	20%	$4,114
Hyman, Mark H. M.D. Inc.	$1,260	95%	40%	$479	5	0%	20%	$1,432
Integrated Medical Services, PLC	$15,238	95%	25%	$3,619	5	0%	20%	$10,823
Internal Medicine Specialists	$8,750	95%	25%	$2,078	5	0%	20%	$6,215
JH Ventures LLC	$4,220	95%	25%	$1,002	5	0%	20%	$2,997
Jonathan Heistein	$1,500	95%	40%	$570	5	0%	20%	$1,705
Kempsville Preferred Care	$480	95%	25%	$114	5	0%	20%	$341
Kenmar	$2,760	95%	40%	$1,049	1	0%	20%	$874
Kramer, Donald, M.D.	$9,160	95%	40%	$3,481	5	0%	20%	$10,410
Endocrinology & Diabetes Specialty Group, Inc.	$2,520	95%	40%	$958	5	0%	20%	$2,864
Lander Medical Clinic	$4,683	95%	40%	$1,780	1	0%	20%	$1,483
Landres, Boorman, & Cohen	$3,860	95%	40%	$1,467	5	0%	20%	$4,387
Lane and Kuschner Medical Group	$4,800	95%	40%	$1,824	5	0%	20%	$5,455
Lavin, Marc M.D.	$1,680	95%	40%	$638	5	0%	20%	$1,909
Lawndale Orthopedic Group	$2,120	95%	40%	$806	5	0%	20%	$2,409
Magnolia OB/GYN, LLC	$8,060	95%	40%	$3,063	5	0%	20%	$9,160
Mann, Jasbir S. M.D.	$2,004	95%	40%	$762	1	0%	20%	$635
Maurice Collada, Jr., M.D., P.C.	$2,120	95%	40%	$806	5	0%	20%	$2,409
Medcor Management Services	$11,400	95%	40%	$4,332	5	0%	20%	$12,955
Medical Center for Women, Inc.	$9,000	95%	40%	$3,420	5	0%	20%	$10,228
Medical Centers of Greater Lowell, P.C.	$17,520	95%	40%	$6,658	5	0%	20%	$19,910
Medical Management Associates (MMA)	$6,000	95%	40%	$2,280	5	0%	20%	$6,819
Medical Management Strategies	$11,660	95%	40%	$4,431	5	0%	20%	$13,251
Metropolitan Gastroenterology Group, P.C	$25,320	95%	25%	$6,014	5	0%	20%	$17,984
Metropolitan Ophthalmology Associates	$3,940	95%	40%	$1,497	5	0%	20%	$4,478
Michael J. Huether, M.D., P.C.	$6,080	95%	40%	$2,310	5	0%	20%	$6,910
Mid Delaware Internal Medicine	$4,860	95%	40%	$1,847	5	0%	20%	$5,523
Mid-Columbia Urology	$2,700	95%	40%	$1,026	5	0%	20%	$3,068
Minnesota Orthopedics	$1,581	95%	40%	$601	1	0%	20%	$501
Mt. Baker Planned Parenthood	$13,560	95%	40%	$5,153	5	0%	20%	$15,410
North Bend Medical Center	$118,296	95%	40%	$44,952	5	0%	20%	$134,435
North Cascade Family Physicians	$23,220	95%	40%	$8,824	5	0%	20%	$26,388
Northern Adirondack Planned Parenthood	$7,820	95%	40%	$2,972	5	0%	20%	$8,887
Northridge Neurological Medical Group Inc	$3,852	95%	40%	$1,464	1	0%	20%	$1,220
Northwest Heart & Lung Surgical Associates	$15,500	95%	40%	$5,890	5	0%	20%	$17,615
Northwest Orthopaedic Specialist,PS	$33,696	95%	40%	$12,804	5	0%	20%	$38,293
Northwest Weight Loss Surgery	$3,180	95%	40%	$1,208	5	0%	20%	$3,614
NYCA Medical Group, Inc.	$3,000	95%	40%	$1,140	5	0%	20%	$3,409
Oasis Physical Therapy	$6,320	95%	40%	$2,402	5	0%	20%	$7,182
Oklahoma Gastroenterology	$5,940	95%	25%	$1,411	5	0%	20%	$4,219
On-Line Medical Billing & Transcription Services	$8,100	95%	25%	$1,924	5	0%	20%	$5,753
Physical Therapy Options	$4,200	95%	25%	$998	5	0%	20%	$2,983
Oregon Neurological Associates	$3,600	95%	40%	$1,368	5	0%	20%	$4,091
Orthopedic & Reconstructive Surgery	$6,320	95%	40%	$2,402	5	0%	20%	$7,182
Orthopaedic Center of Volusia	$2,586	95%	40%	$983	1	0%	20%	$819
Orthopedic Medical Center	$7,680	95%	40%	$2,918	5	0%	20%	$8,728
Orthopedic Offices	$3,024	95%	40%	$1,149	1	0%	20%	$958
Orthopedic Practice	$2,520	95%	40%	$958	1	0%	20%	$798
Orthopedic Surgery Group	$3,360	95%	40%	$1,277	5	0%	20%	$3,818
Pacific Lutheran University, Wellness Clinic	$1,440	95%	40%	$547	5	0%	20%	$1,636
Pain Consultants of East Tennessee	$17,811	95%	40%	$6,768	5	0%	20%	$20,241
Pandit, Santosh M.D.	$9,900	95%	25%	$2,351	5	0%	20%	$7,032

Client	Revenue at purchase time	Retention probability	Projected Profitability	Projected Gross Profit	Projected retention period (years)	Projected revenue growth	Discount rate	Client Present Value
Panhandle Community Services	$4,760	95%	40%	$1,809	5	0%	20%	$5,409
Partamian, Jean, M.D.	$2,352	95%	40%	$894	1	0%	20%	$745
Partners in Pediatrics	$4,260	95%	40%	$1,619	5	0%	20%	$4,841
Builders for Family and Youth Catholic Diocese of Brooklyn (BFFY)	$5,720	95%	40%	$2,174	5	0%	20%	$6,500
Orleans County Mental Health	$1,728	95%	40%	$657	5	0%	20%	$1,964
St. Christopher Otillie	$648	95%	40%	$246	5	0%	20%	$736
United Cerebral Palsy of the Finger Lakes (Geneva)	$648	95%	40%	$246	5	0%	20%	$736
Peachtree Surgical & Bariatrics, PC	$10,740	95%	40%	$4,081	5	0%	20%	$12,205
Pedia Health	$15,000	95%	25%	$3,563	5	0%	20%	$10,654
Pediatric Associates Inc.	$50,100	95%	40%	$19,038	5	0%	20%	$56,935
Pediatric Associates Medical Group	$2,448	95%	40%	$930	1	0%	20%	$775
Pediatric Partners	$5,200	95%	25%	$1,235	5	0%	20%	$3,693
Peninsula Eye Center	$12,808	95%	40%	$4,867	5	0%	20%	$14,555
Pennsylvania Gastroenterology Consultants	$16,048	95%	40%	$6,098	5	0%	20%	$18,237
Perez, Elsa	$4,400	95%	40%	$1,672	5	0%	20%	$5,000
Perley, Michael J., M.D.	$1,920	95%	40%	$730	1	0%	20%	$608
Perry, John Christian, M.D.	$3,620	95%	40%	$1,376	5	0%	20%	$4,114
Phoenix Data Management Inc.	$1,956	95%	40%	$743	1	0%	20%	$619
Physicians Billing Services, LLC	$13,700	95%	40%	$5,206	5	0%	20%	$15,569
Planned Parenthood /Chicago Area	$16,420	95%	40%	$6,240	5	0%	20%	$18,660
Planned Parenthood Hudson Peconic, Inc,	$13,560	95%	40%	$5,153	5	0%	20%	$15,410
Planned Parenthood Mohawk Hudson	$14,720	95%	40%	$5,594	5	0%	20%	$16,728
Planned Parenthood of Central New Jersey	$8,040	95%	40%	$3,055	5	0%	20%	$9,137
Planned Parenthood Chester County	$5,544	95%	40%	$2,107	1	0%	20%	$1,756
Planned Parenthood of Delaware	$6,600	95%	40%	$2,508	5	0%	20%	$7,500
Planned Parenthood of Georgia, Inc.	$3,600	95%	40%	$1,368	5	0%	20%	$4,091
Planned Parenthood of Indiana	$16,800	95%	40%	$6,384	5	0%	20%	$19,092
Planned Parenthood Minnesota, North Dakota, South Dakota, Inc.	$71,748	95%	40%	$27,264	1	0%	20%	$22,720
Planned Parenthood of Montana	$7,800	95%	40%	$2,964	5	0%	20%	$8,864
Planned Parenthood of Northwest Ohio	$4,992	95%	40%	$1,897	5	0%	20%	$5,673
Planned Parenthood of S E Pennsylvania	$11,256	95%	40%	$4,277	5	0%	20%	$12,792
Planned Parenthood of Southwest and Central Florida	$6,020	95%	40%	$2,288	5	0%	20%	$6,841
Planned Parenthood of the Inland Northwest	$8,700	95%	40%	$3,306	5	0%	20%	$9,887
Planned Parenthood of the St. Louis Region	$9,480	95%	40%	$3,602	5	0%	20%	$10,773
Planned Parenthood of West Texas	$6,960	95%	40%	$2,645	5	0%	20%	$7,910
Pocono Eye Associates	$15,400	95%	40%	$5,852	5	0%	20%	$17,501
Portsmouth Cardiology, Inc.	$14,600	95%	40%	$5,548	5	0%	20%	$16,592
Premier Health Management Group	$12,900	95%	40%	$4,902	5	0%	20%	$14,660
Premier Medical	$5,400	95%	40%	$2,052	5	0%	20%	$6,137
Premiere Oncology	$8,460	95%	40%	$3,215	5	0%	20%	$9,614
Primary Care of Delaware, LLC	$3,320	95%	25%	$789	5	0%	20%	$2,358
Professional Physical Therapy	$2,256	95%	40%	$857	1	0%	20%	$714
Pullman Family Medicine	$8,880	95%	40%	$3,374	5	0%	20%	$10,092
Arizona Eye Center	$5,240	95%	40%	$1,991	5	0%	20%	$5,955
Raymond Srsic, MD	$2,420	95%	40%	$920	5	0%	20%	$2,750
Receivables Unlimited	$16,720	95%	40%	$6,354	5	0%	20%	$19,001
Renaissance Medical Group	$1,260	95%	40%	$479	5	0%	20%	$1,432
Richard J. Sternberg, MD	$4,820	95%	40%	$1,832	5	0%	20%	$5,478
Riviera Allergy Medical Center	$8,540	95%	25%	$2,028	5	0%	20%	$6,066
Rosenberg, M.D. & Gerald Paul, M.D.	$2,880	95%	40%	$1,094	1	0%	20%	$912
Ryu and Hurvitz, M.D.'s	$1,620	95%	40%	$616	1	0%	20%	$513
Sandusky Surgeons	$1,872	95%	40%	$711	1	0%	20%	$593
Santangelo, Sal M.D.	$2,400	95%	25%	$570	5	0%	20%	$1,705
Schaack & Cole, M.D.'s	$7,560	95%	25%	$1,796	5	0%	20%	$5,370
Seaview Orthopedics	$7,776	95%	40%	$2,955	1	0%	20%	$2,462
Seaview Orthopedics & Medical Assoc. MSO	$2,100	95%	40%	$798	5	0%	20%	$2,387
Shabo, Alan M.D.	$1,680	95%	40%	$638	5	0%	20%	$1,909
Panna Shah, MD	$4,200	95%	40%	$1,596	5	0%	20%	$4,773
Shore Surgical Group	$7,890	95%	40%	$2,998	5	0%	20%	$8,966
Shorr & Smith, M.D.'s	$1,260	95%	40%	$479	5	0%	20%	$1,432
Shreveport Eye Clinic	$7,000	95%	40%	$2,660	5	0%	20%	$7,955
Silicon Valley Woman To Woman Medical Associates	$3,000	95%	40%	$1,140	5	0%	20%	$3,409
Smith, Matt, M.D.	$3,200	95%	40%	$1,216	5	0%	20%	$3,637
South Texas Behavioral Medicine	$17,460	95%	25%	$4,147	5	0%	20%	$12,401

Client	Revenue at purchase time	Retention probability	Projected Profitability	Projected Gross Profit	Projected retention period (years)	Projected revenue growth	Discount rate	Client Present Value
Southeastern Cardiology, PC	$7,020	95%	40%	$2,668	5	0%	20%	$7,978
Spinner, Lawrence M.D.	$2,952	95%	40%	$1,122	1	0%	20%	$935
Spokane Digestive Disease Center	$10,860	95%	40%	$4,127	5	0%	20%	$12,342
Sports and Spinal Physical Therapy	$7,280	95%	40%	$2,766	5	0%	20%	$8,273
Suncoast Surgical Associates	$3,480	95%	40%	$1,322	5	0%	20%	$3,955
Surgical Associates Chartered	$9,060	95%	25%	$2,152	5	0%	20%	$6,435
Synergy Hematology Oncology Medical Assoc.	$7,120	95%	40%	$2,706	5	0%	20%	$8,091
Tarzana Endocrine and Medical Group	$6,000	95%	40%	$2,280	5	0%	20%	$6,819
Temple Physicians, Inc.	$63,500	95%	40%	$24,130	5	0%	20%	$72,163
Thaler, Peter J., M.D., Inc.	$1,860	95%	40%	$707	1	0%	20%	$589
The Cardiology Group of Middle Tennessee	$7,200	95%	40%	$2,736	5	0%	20%	$8,182
Three Forks Ortho	$2,400	95%	40%	$912	5	0%	20%	$2,727
Tidewater Kidney Specialists, Inc.	$10,060	95%	40%	$3,823	5	0%	20%	$11,433
Tidewater Physical Therapy	$10,000	95%	40%	$3,800	5	0%	20%	$11,364
Torrey Pines Orthopaedic Medical Group, Inc.	$8,400	95%	40%	$3,192	5	0%	20%	$9,546
Tower Hematology Oncology Medical Group	$12,620	95%	40%	$4,796	5	0%	20%	$14,342
Tri-Cities Maternal Fetal Medicine	$3,000	95%	40%	$1,140	5	0%	20%	$3,409
Asheville Neonatology	$210	95%	40%	$80	5	0%	20%	$239
Bellaire Dermatology Associates	$960	95%	40%	$365	5	0%	20%	$1,091
Capital Region Orthopaedic Group	$7,000	95%	40%	$2,660	5	0%	20%	$7,955
Cityview Family Practice	$1,680	95%	40%	$638	5	0%	20%	$1,909
Davidson Radiology	$1,050	95%	40%	$399	5	0%	20%	$1,193
Elizabeth Ross	$210	95%	40%	$80	5	0%	20%	$239
Ellington Women's Health	$840	95%	40%	$319	5	0%	20%	$955
Jamette Huffman	$210	95%	40%	$80	5	0%	20%	$239
Leslie Orthopaedics and Sports Medicine	$1,470	95%	40%	$559	5	0%	20%	$1,671
Newton Family Practice	$3,840	95%	40%	$1,459	5	0%	20%	$4,364
Princeton Community Hospital	$840	95%	40%	$319	5	0%	20%	$955
Teamcare Manual and Physical Therapy	$420	95%	40%	$160	5	0%	20%	$477
Wake Internal Medicine	$4,200	95%	40%	$1,596	5	0%	20%	$4,773
University Sports Med & Ortho Surgery	$4,200	95%	40%	$1,596	5	0%	20%	$4,773
Urology Associates of San Luis Obispo A Medical Group Inc.	$7,170	95%	40%	$2,725	5	0%	20%	$8,148
V5 Medical Center	$3,475	95%	40%	$1,321	5	0%	20%	$3,949
Valley Dermatologic Medical Group	$3,960	95%	40%	$1,505	5	0%	20%	$4,500
Valley Gastroenterology	$8,016	95%	40%	$3,046	5	0%	20%	$9,110
Valley Pediatric Medical Group, Inc.	$3,370	95%	40%	$1,281	5	0%	20%	$3,830
Valley Pulmonary Associates Medical Group	$2,376	95%	40%	$903	1	0%	20%	$752
Valvo, Carlton, M.D.	$4,200	95%	25%	$998	3	0%	20%	$2,101
Ventura County Gastroenterology	$10,560	95%	40%	$4,013	5	0%	20%	$12,001
Ventura Dermatology Medical Clinic, Inc.	$1,260	95%	40%	$479	5	0%	20%	$1,432
Ventura Ophthalmology Medical Group	$3,036	95%	40%	$1,154	1	0%	20%	$961
Virginia League for Planned Parenthood	$1,800	95%	40%	$684	5	0%	20%	$2,046
Wehmeyer, Donald L., M.D., P.A	$2,037	95%	40%	$774	1	0%	20%	$645
Wellspring Family Practice	$8,180	95%	40%	$3,108	5	0%	20%	$9,296
West Salem Family Practice Associates, LLC	$5,880	95%	40%	$2,234	5	0%	20%	$6,682
West Valley Orthopedics & Sports Medicine	$4,704	95%	40%	$1,788	1	0%	20%	$1,490
Westlake Orthopedic Group	$2,420	95%	40%	$920	5	0%	20%	$2,750
Westside Internal Medicine	$4,164	95%	40%	$1,582	1	0%	20%	$1,319
Whitman Medical Group	$9,740	95%	40%	$3,701	5	0%	20%	$11,069
Woolf Management	$9,060	95%	25%	$2,152	5	0%	20%	$6,435
Zilberstein, Inga	$4,440	95%	40%	$1,687	5	0%	20%	$5,046
Zoom Sports, Inc.	$3,660	95%	40%	$1,391	5	0%	20%	$4,159
Billing service clients	$544,388	95%	40%	$206,867	5	0%	20%	$618,660

	$2,411,125			$864,530				$2,448,851

Less: Adjustment								($856,636)

Total								$1,592,215

PracticeXpert, Inc.
PracticeOne Projected Cash Flows and Client Present Value
	Amortization	Accumulated	Net	Amortization	Accumulated	Net
	3/31/05	Amortization	Book	6/30/05	Amortization	Book
Client			Value			Value

ABC Pediatricare	$169	$169	$4,908	$254	$423	$4,654
AcSel Corporation	$909	$909	$26,365	$1,364	$2,273	$25,002
Brian Levitt, MD	$83	$83	$2,417	$125	$208	$2,292
ADLF Professional Services	$133	$133	$665	$200	$333	$466
Advanced Musculoskeletal Centers	$98	$98	$2,834	$147	$244	$2,688
Advanced Paincare	$246	$246	$7,145	$370	$616	$6,775
After Hours Pediatrics, P.C.	$57	$57	$1,648	$85	$142	$1,563
Ahmed, Khalid B., M.D.	$416	$416	$12,062	$624	$1,040	$11,438
Ahtel Medical Billing & Consulting	$48	$48	$1,384	$72	$119	$1,313
Allergy/Immunology Associates, Inc.	$213	$213	$1,064	$319	$532	$745
Athens Gastroenterology Center	$192	$192	$5,581	$289	$481	$5,292
Badger Mountain Family Medicine	$307	$307	$8,898	$460	$767	$8,438
Bayside Medical Billing	$156	$156	$4,532	$234	$391	$4,297
Beseth, Douglas, M.D.	$175	$175	$5,075	$263	$438	$4,813
Beverly Hills Orthopedic Group	$597	$597	$17,302	$895	$1,492	$16,407
Blair, Paul, M.D. Inc.	$229	$229	$6,633	$343	$572	$6,289
Blue Mountain Medical Group	$627	$627	$18,170	$940	$1,566	$17,230
Boulevard Pediatrics	$242	$242	$7,018	$363	$605	$6,655
Bruneau Family Care, P.C.	$10	$10	$288	$15	$25	$273
Buena Eye	$111	$111	$3,230	$167	$278	$3,063
Burdette/Cape Management Services Org	$423	$423	$12,260	$634	$1,057	$11,626
Cabrillo Cardiology Medical Group	$525	$525	$15,226	$788	$1,313	$14,438
CalBill Inc.	$143	$143	$4,153	$215	$358	$3,938
California Ortho and Sports Med Mgmt Associates	$188	$188	$5,449	$282	$470	$5,167
The Angeles Clinic and Research Institute, Inc.	$439	$439	$12,721	$658	$1,097	$12,063
Cardiovascular Consultants Medical Group	$316	$316	$9,162	$474	$790	$8,688
Cardiovascular Consultants of Cleveland	$371	$371	$10,766	$557	$928	$10,209
Catalina Ear, Nose & Throat	$223	$223	$6,481	$335	$559	$6,146
Center for Infectious Diseases	$230	$230	$6,660	$344	$574	$6,315
Child Health Associates, Ltd.	$236	$236	$6,855	$355	$591	$6,500
Chudzik, Douglas	$71	$71	$2,065	$107	$178	$1,958
Cleveland Clinic Foundation		$0	$958	$239	$239	$718
Columbia Rheumatology	$148	$148	$4,284	$222	$369	$4,063
Corney, Margie M.D.	$202	$202	$5,850	$303	$504	$5,547
Dalton, Randall MD	$153	$153	$4,440	$230	$383	$4,210
Daniel Picard	$220	$220	$6,394	$331	$551	$6,063
Danna, Salvatore A., M.D.	$64	$64	$1,868	$97	$161	$1,771
David Werwath, MD	$99	$99	$2,878	$149	$248	$2,729
Deere, Mansour, LeMay and Duong M.D.'s	$111	$111	$3,230	$167	$278	$3,063
Delaware Primary Care, LLC	$143	$143	$4,147	$215	$358	$3,933
Dennis, Robert, M.D.	$111	$111	$3,230	$167	$278	$3,063
Denver Nephrologists, P.C.	$821	$821	$23,795	$1,231	$2,051	$22,564
Douglas Morrow, MD	$48	$48	$1,406	$73	$121	$1,333
Drs. Floyd & Garman	$80	$80	$2,307	$119	$199	$2,188
Dye, Daniel M., M.D.	$142	$142	$4,109	$213	$354	$3,896
East Portland Neurology Clinic, P.C.	$105	$105	$3,032	$157	$261	$2,875
Edgar Hicks, MD	$114	$114	$3,296	$170	$284	$3,125
EIX, Inc. (VAR)	$167	$167	$4,834	$250	$417	$4,584
eMed Professional Systems	$1,790	$1,790	$51,907	$2,685	$4,475	$49,222
Emsellem, Helene , M. D.	$101	$101	$2,939	$152	$253	$2,787
ETC PAY (VAR)	$166	$166	$4,805	$249	$414	$4,557
Eye Institute of Tarzana	$95	$95	$2,768	$143	$239	$2,625
Eye Surgery Consultants, Inc.	$411	$411	$11,926	$617	$1,028	$11,309
Fairfax Ob-Gyn Associates	$385	$385	$11,161	$577	$962	$10,584
Family Health Center of Montclair	$300	$300	$8,701	$450	$750	$8,251
Fogle Eye Associates	$149	$149	$4,315	$223	$372	$4,092
Front Range Orthopedic Center	$159	$159	$4,614	$239	$398	$4,375
G I Consultants, LLC	$128	$128	$3,721	$192	$321	$3,529
Geller, Rudnick, Bush & Bamberger	$139	$139	$4,021	$208	$347	$3,813
Goddard, Dwight, M. D., Inc	$28	$28	$824	$43	$71	$781
Goetzinger, Robert, M.D.	$170	$170	$4,943	$256	$426	$4,688

	Amortization	Accumulated	Net	Amortization	Accumulated	Net
	3/31/05	Amortization	Book	6/30/05	Amortization	Book
Client			Value			Value
Gresham Women's Healthcare	$224	$224	$6,490	$336	$560	$6,155
Grochmal, Jay M.D., P.A.	$146	$146	$4,240	$219	$366	$4,021
Grogan, Thomas J., M.D.	$99	$99	$2,884	$149	$249	$2,735
Hamada, James S. M.D.	$139	$139	$694	$208	$347	$485
Hand and Microsurgery Associates, Inc.	$633	$633	$18,368	$950	$1,583	$17,418
Hand Institute of Southern Calif.	$196	$196	$982	$295	$491	$687
Handler, Sheryl, MD	$71	$71	$2,065	$107	$178	$1,958
Heart Clinics Northwest	$500	$500	$14,501	$750	$1,250	$13,751
Hodges Eye Clinic & Cataract Institute	$170	$170	$4,943	$256	$426	$4,688
Holt, Anthony G. M.D.	$99	$99	$494	$148	$247	$346
Howard Perell	$137	$137	$3,977	$206	$343	$3,771
Hyman, Mark H. M.D. Inc.	$48	$48	$1,384	$72	$119	$1,313
Integrated Medical Services, PLC	$361	$361	$10,462	$541	$902	$9,921
Internal Medicine Specialists	$207	$207	$6,008	$311	$518	$5,697
JH Ventures LLC	$100	$100	$2,897	$150	$250	$2,748
Jonathan Heistein	$57	$57	$1,648	$85	$142	$1,563
Kempsville Preferred Care	$11	$11	$330	$17	$28	$313
Kenmar	$146	$146	$728	$219	$364	$510
Kramer, Donald, M.D.	$347	$347	$10,063	$520	$867	$9,542
Endocrinology & Diabetes Specialty Group, Inc.	$95	$95	$2,768	$143	$239	$2,625
Lander Medical Clinic	$247	$247	$1,236	$371	$618	$865
Landres, Boorman, & Cohen	$146	$146	$4,240	$219	$366	$4,021
Lane and Kuschner Medical Group	$182	$182	$5,273	$273	$455	$5,000
Lavin, Marc M.D.	$64	$64	$1,846	$95	$159	$1,750
Lawndale Orthopedic Group	$80	$80	$2,329	$120	$201	$2,208
Magnolia OB/GYN, LLC	$305	$305	$8,854	$458	$763	$8,396
Mann, Jasbir S. M.D.	$106	$106	$529	$159	$264	$370
Maurice Collada, Jr., M.D., P.C.	$80	$80	$2,329	$120	$201	$2,208
Medcor Management Services	$432	$432	$12,523	$648	$1,080	$11,876
Medical Center for Women, Inc.	$341	$341	$9,887	$511	$852	$9,376
Medical Centers of Greater Lowell, P.C.	$664	$664	$19,247	$996	$1,659	$18,251
Medical Management Associates (MMA)	$227	$227	$6,591	$341	$568	$6,250
Medical Management Strategies	$442	$442	$12,809	$663	$1,104	$12,147
Metropolitan Gastroenterology Group, P.C	$599	$599	$17,385	$899	$1,499	$16,485
Metropolitan Ophthalmology Associates	$149	$149	$4,328	$224	$373	$4,104
Michael J. Huether, M.D., P.C.	$230	$230	$6,679	$345	$576	$6,334
Mid Delaware Internal Medicine	$184	$184	$5,339	$276	$460	$5,063
Mid-Columbia Urology	$102	$102	$2,966	$153	$256	$2,813
Minnesota Orthopedics	$83	$83	$417	$125	$209	$292
Mt. Baker Planned Parenthood	$514	$514	$14,896	$771	$1,284	$14,126
North Bend Medical Center	$4,481	$4,481	$129,954	$6,722	$11,203	$123,232
North Cascade Family Physicians	$880	$880	$25,508	$1,319	$2,199	$24,189
Northern Adirondack Planned Parenthood	$296	$296	$8,591	$444	$741	$8,146
Northridge Neurological Medical Group Inc	$203	$203	$1,017	$305	$508	$712
Northwest Heart & Lung Surgical Associates	$587	$587	$17,028	$881	$1,468	$16,147
Northwest Orthopaedic Specialist,PS	$1,276	$1,276	$37,017	$1,915	$3,191	$35,102
Northwest Weight Loss Surgery	$120	$120	$3,493	$181	$301	$3,313
NYCA Medical Group, Inc.	$114	$114	$3,296	$170	$284	$3,125
Oasis Physical Therapy	$239	$239	$6,943	$359	$599	$6,584
Oklahoma Gastroenterology	$141	$141	$4,078	$211	$352	$3,867
On-Line Medical Billing & Transcription Services	$192	$192	$5,561	$288	$479	$5,274
Physical Therapy Options	$99	$99	$2,884	$149	$249	$2,735
Oregon Neurological Associates	$136	$136	$3,955	$205	$341	$3,750
Orthopedic & Reconstructive Surgery	$239	$239	$6,943	$359	$599	$6,584
Orthopaedic Center of Volusia	$136	$136	$682	$205	$341	$478
Orthopedic Medical Center	$291	$291	$8,437	$436	$727	$8,000
Orthopedic Offices	$160	$160	$798	$239	$399	$559
Orthopedic Practice	$133	$133	$665	$200	$333	$466
Orthopedic Surgery Group	$127	$127	$3,691	$191	$318	$3,500
Pacific Lutheran University, Wellness Clinic	$55	$55	$1,582	$82	$136	$1,500
Pain Consultants of East Tennessee	$675	$675	$19,567	$1,012	$1,687	$18,555
Pandit, Santosh M.D.	$234	$234	$6,797	$352	$586	$6,446
Panhandle Community Services	$180	$180	$5,229	$270	$451	$4,959
Partamian, Jean, M.D.	$124	$124	$621	$186	$310	$434
Partners in Pediatrics	$161	$161	$4,680	$242	$403	$4,438
Builders for Family and Youth Catholic Diocese of Brooklyn (BFFY)	$217	$217	$6,284	$325	$542	$5,959

	Amortization	Accumulated	Net	Amortization	Accumulated	Net
	3/31/05	Amortization	Book	6/30/05	Amortization	Book
Client			Value			Value
Orleans County Mental Health	$65	$65	$1,898	$98	$164	$1,800
St. Christopher Otillie	$25	$25	$712	$37	$61	$675
United Cerebral Palsy of the Finger Lakes (Geneva)	$25	$25	$712	$37	$61	$675
Peachtree Surgical & Bariatrics, PC	$407	$407	$11,798	$610	$1,017	$11,188
Pedia Health	$355	$355	$10,299	$533	$888	$9,766
Pediatric Associates Inc.	$1,898	$1,898	$55,037	$2,847	$4,745	$52,191
Pediatric Associates Medical Group	$129	$129	$646	$194	$323	$452
Pediatric Partners	$123	$123	$3,570	$185	$308	$3,386
Peninsula Eye Center	$485	$485	$14,070	$728	$1,213	$13,342
Pennsylvania Gastroenterology Consultants	$608	$608	$17,630	$912	$1,520	$16,718
Perez, Elsa	$167	$167	$4,834	$250	$417	$4,584
Perley, Michael J., M.D.	$101	$101	$507	$152	$253	$355
Perry, John Christian, M.D.	$137	$137	$3,977	$206	$343	$3,771
Phoenix Data Management Inc.	$103	$103	$516	$155	$258	$361
Physicians Billing Services, LLC	$519	$519	$15,050	$778	$1,297	$14,272
Planned Parenthood /Chicago Area	$622	$622	$18,038	$933	$1,555	$17,105
Planned Parenthood Hudson Peconic, Inc,	$514	$514	$14,896	$771	$1,284	$14,126
Planned Parenthood Mohawk Hudson	$558	$558	$16,171	$836	$1,394	$15,334
Planned Parenthood of Central New Jersey	$305	$305	$8,832	$457	$761	$8,376
Planned Parenthood Chester County	$293	$293	$1,463	$439	$732	$1,024
Planned Parenthood of Delaware	$250	$250	$7,250	$375	$625	$6,875
Planned Parenthood of Georgia, Inc.	$136	$136	$3,955	$205	$341	$3,750
Planned Parenthood of Indiana	$636	$636	$18,456	$955	$1,591	$17,501
Planned Parenthood Minnesota, North Dakota, South Dakota, Inc.	$3,787	$3,787	$18,934	$5,680	$9,467	$13,253
Planned Parenthood of Montana	$295	$295	$8,569	$443	$739	$8,125
Planned Parenthood of Northwest Ohio	$189	$189	$5,484	$284	$473	$5,200
Planned Parenthood of S E Pennsylvania	$426	$426	$12,365	$640	$1,066	$11,726
Planned Parenthood of Southwest and Central Florida	$228	$228	$6,613	$342	$570	$6,271
Planned Parenthood of the Inland Northwest	$330	$330	$9,557	$494	$824	$9,063
Planned Parenthood of the St. Louis Region	$359	$359	$10,414	$539	$898	$9,876
Planned Parenthood of West Texas	$264	$264	$7,646	$395	$659	$7,250
Pocono Eye Associates	$583	$583	$16,918	$875	$1,458	$16,043
Portsmouth Cardiology, Inc.	$553	$553	$16,039	$830	$1,383	$15,209
Premier Health Management Group	$489	$489	$14,171	$733	$1,222	$13,438
Premier Medical	$205	$205	$5,932	$307	$511	$5,625
Premiere Oncology	$320	$320	$9,294	$481	$801	$8,813
Primary Care of Delaware, LLC	$79	$79	$2,279	$118	$197	$2,162
Professional Physical Therapy	$119	$119	$595	$179	$298	$417
Pullman Family Medicine	$336	$336	$9,755	$505	$841	$9,251
Arizona Eye Center	$198	$198	$5,756	$298	$496	$5,459
Raymond Srsic, MD	$92	$92	$2,658	$138	$229	$2,521
Receivables Unlimited	$633	$633	$18,368	$950	$1,583	$17,418
Renaissance Medical Group	$48	$48	$1,384	$72	$119	$1,313
Richard J. Sternberg, MD	$183	$183	$5,295	$274	$456	$5,021
Riviera Allergy Medical Center	$202	$202	$5,864	$303	$505	$5,560
Rosenberg, M.D. & Gerald Paul, M.D.	$152	$152	$760	$228	$380	$532
Ryu and Hurvitz, M.D.'s	$86	$86	$428	$128	$214	$299
Sandusky Surgeons	$99	$99	$494	$148	$247	$346
Santangelo, Sal M.D.	$57	$57	$1,648	$85	$142	$1,563
Schaack & Cole, M.D.'s	$179	$179	$5,191	$268	$447	$4,922
Seaview Orthopedics	$410	$410	$2,052	$616	$1,026	$1,436
Seaview Orthopedics & Medical Assoc. MSO	$80	$80	$2,307	$119	$199	$2,188
Shabo, Alan M.D.	$64	$64	$1,846	$95	$159	$1,750
Panna Shah, MD	$159	$159	$4,614	$239	$398	$4,375
Shore Surgical Group	$299	$299	$8,668	$448	$747	$8,219
Shorr & Smith, M.D.'s	$48	$48	$1,384	$72	$119	$1,313
Shreveport Eye Clinic	$265	$265	$7,690	$398	$663	$7,292
Silicon Valley Woman To Woman Medical Associates	$114	$114	$3,296	$170	$284	$3,125
Smith, Matt, M.D.	$121	$121	$3,515	$182	$303	$3,334
South Texas Behavioral Medicine	$413	$413	$11,988	$620	$1,033	$11,368
Southeastern Cardiology, PC	$266	$266	$7,712	$399	$665	$7,313
Spinner, Lawrence M.D.	$156	$156	$779	$234	$390	$545
Spokane Digestive Disease Center	$411	$411	$11,930	$617	$1,028	$11,313
Sports and Spinal Physical Therapy	$276	$276	$7,997	$414	$689	$7,584
Suncoast Surgical Associates	$132	$132	$3,823	$198	$330	$3,625
Surgical Associates Chartered	$215	$215	$6,221	$322	$536	$5,899

	Amortization	Accumulated	Net	Amortization	Accumulated	Net
	3/31/05	Amortization	Book	6/30/05	Amortization	Book
Client			Value			Value
Synergy Hematology Oncology Medical Assoc.	$270	$270	$7,822	$405	$674	$7,417
Tarzana Endocrine and Medical Group	$227	$227	$6,591	$341	$568	$6,250
Temple Physicians, Inc.	$2,405	$2,405	$69,758	$3,608	$6,014	$66,150
Thaler, Peter J., M.D., Inc.	$98	$98	$491	$147	$245	$344
The Cardiology Group of Middle Tennessee	$273	$273	$7,910	$409	$682	$7,500
Three Forks Ortho	$91	$91	$2,637	$136	$227	$2,500
Tidewater Kidney Specialists, Inc.	$381	$381	$11,051	$572	$953	$10,480
Tidewater Physical Therapy	$379	$379	$10,986	$568	$947	$10,417
Torrey Pines Orthopaedic Medical Group, Inc.	$318	$318	$9,228	$477	$796	$8,751
Tower Hematology Oncology Medical Group	$478	$478	$13,864	$717	$1,195	$13,147
Tri-Cities Maternal Fetal Medicine	$114	$114	$3,296	$170	$284	$3,125
Asheville Neonatology	$8	$8	$231	$12	$20	$219
Bellaire Dermatology Associates	$36	$36	$1,055	$55	$91	$1,000
Capital Region Orthopaedic Group	$265	$265	$7,690	$398	$663	$7,292
Cityview Family Practice	$64	$64	$1,846	$95	$159	$1,750
Davidson Radiology	$40	$40	$1,153	$60	$99	$1,094
Elizabeth Ross	$8	$8	$231	$12	$20	$219
Ellington Women's Health	$32	$32	$923	$48	$80	$875
Jamette Huffman	$8	$8	$231	$12	$20	$219
Leslie Orthopaedics and Sports Medicine	$56	$56	$1,615	$84	$139	$1,531
Newton Family Practice	$145	$145	$4,218	$218	$364	$4,000
Princeton Community Hospital	$32	$32	$923	$48	$80	$875
Teamcare Manual and Physical Therapy	$16	$16	$461	$24	$40	$438
Wake Internal Medicine	$159	$159	$4,614	$239	$398	$4,375
University Sports Med & Ortho Surgery	$159	$159	$4,614	$239	$398	$4,375
Urology Associates of San Luis Obispo A Medical Group Inc.	$272	$272	$7,877	$407	$679	$7,469
V5 Medical Center	$132	$132	$3,817	$197	$329	$3,620
Valley Dermatologic Medical Group	$150	$150	$4,350	$225	$375	$4,125
Valley Gastroenterology	$304	$304	$8,806	$455	$759	$8,351
Valley Pediatric Medical Group, Inc.	$128	$128	$3,702	$191	$319	$3,511
Valley Pulmonary Associates Medical Group	$125	$125	$627	$188	$314	$439
Valvo, Carlton, M.D.	$117	$117	$1,984	$175	$292	$1,809
Ventura County Gastroenterology	$400	$400	$11,601	$600	$1,000	$11,001
Ventura Dermatology Medical Clinic, Inc.	$48	$48	$1,384	$72	$119	$1,313
Ventura Ophthalmology Medical Group	$160	$160	$801	$240	$401	$561
Virginia League for Planned Parenthood	$68	$68	$1,977	$102	$170	$1,875
Wehmeyer, Donald L., M.D., P.A	$108	$108	$538	$161	$269	$376
Wellspring Family Practice	$310	$310	$8,986	$465	$775	$8,521
West Salem Family Practice Associates, LLC	$223	$223	$6,459	$334	$557	$6,125
West Valley Orthopedics & Sports Medicine	$248	$248	$1,241	$372	$621	$869
Westlake Orthopedic Group	$92	$92	$2,658	$138	$229	$2,521
Westside Internal Medicine	$220	$220	$1,099	$330	$549	$769
Whitman Medical Group	$369	$369	$10,700	$553	$922	$10,146
Woolf Management	$215	$215	$6,221	$322	$536	$5,899
Zilberstein, Inga	$168	$168	$4,878	$252	$420	$4,625
Zoom Sports, Inc.	$139	$139	$4,021	$208	$347	$3,813
Billing service clients	$20,622	$20,622	$598,038	$30,933	$51,555	$567,105

	$88,612	$88,612	$2,360,238	$132,919	$221,372	$2,227,479

Less: Adjustment	($28,555)	($28,555)	($828,081)	(42832)	($71,387)	($785,249)

Total	$60,058	$60,058	$1,532,157	$90,087	$149,985	$1,442,230

PracticeXpert, Inc.
PracticeOne Projected Cash Flows and Client Present Value
	Amortization	Accumulated	Net	Amortization	Accumulated			Net
	9/30/05	Amortization	Book	12/31/2005	Amortization	Impairment		Book
Client			Value					Value

ABC Pediatricare	$254	$677	$4,401	$254	$931	$		$4,147
AcSel Corporation	$1,364	$3,637	$23,638	$1,364	$5,000	$		$22,274
Brian Levitt, MD	$125	$333	$2,167	$125	$458	$		$2,042
ADLF Professional Services	$200	$532	$266	$200	$732	$		$67
Advanced Musculoskeletal Centers	$147	$391	$2,541	$147	$538		$2,394	$0
Advanced Paincare	$370	$986	$6,406	$370	$1,355	$		$6,036
After Hours Pediatrics, P.C.	$85	$227	$1,477	$85	$313	$		$1,392
Ahmed, Khalid B., M.D.	$624	$1,664	$10,814	$624	$2,288	$		$10,190
Ahtel Medical Billing & Consulting	$72	$191	$1,241	$72	$263	$		$1,169
Allergy/Immunology Associates, Inc.	$319	$851	$426	$319	$1,170	$		$106
Athens Gastroenterology Center	$289	$770	$5,003	$289	$1,058	$		$4,715
Badger Mountain Family Medicine	$460	$1,227	$7,978	$460	$1,688	$		$7,518
Bayside Medical Billing	$234	$625	$4,063	$234	$859	$		$3,828
Beseth, Douglas, M.D.	$263	$700	$4,550	$263	$963	$		$4,288
Beverly Hills Orthopedic Group	$895	$2,387	$15,512	$895	$3,281	$		$14,617
Blair, Paul, M.D. Inc.	$343	$915	$5,946	$343	$1,258	$		$5,603
Blue Mountain Medical Group	$940	$2,506	$16,290	$940	$3,446	$		$15,351
Boulevard Pediatrics	$363	$968	$6,292	$363	$1,331	$		$5,929
Bruneau Family Care, P.C.	$15	$40	$258	$15	$55	$		$243
Buena Eye	$167	$445	$2,896	$167	$613	$		$2,729
Burdette/Cape Management Services Org	$634	$1,691	$10,992	$634	$2,325	$		$10,357
Cabrillo Cardiology Medical Group	$788	$2,100	$13,651	$788	$2,888	$		$12,863
CalBill Inc.	$215	$573	$3,723	$215	$788	$		$3,508
California Ortho and Sports Med Mgmt Associates	$282	$752	$4,885	$282	$1,033	$		$4,603
The Angeles Clinic and Research Institute, Inc.	$658	$1,755	$11,405	$658	$2,413	$		$10,747
Cardiovascular Consultants Medical Group	$474	$1,264	$8,214	$474	$1,738	$		$7,740
Cardiovascular Consultants of Cleveland	$557	$1,485	$9,652	$557	$2,042	$		$9,095
Catalina Ear, Nose & Throat	$335	$894	$5,811	$335	$1,229	$		$5,476
Center for Infectious Diseases	$344	$919	$5,971	$344	$1,263	$		$5,627
Child Health Associates, Ltd.	$355	$946	$6,146	$355	$1,300	$		$5,791
Chudzik, Douglas	$107	$285	$1,852	$107	$392	$		$1,745
Cleveland Clinic Foundation	$239	$479	$479	$239	$718	$		$239
Columbia Rheumatology	$222	$591	$3,841	$222	$813	$		$3,620
Corney, Margie M.D.	$303	$807	$5,245	$303	$1,109	$		$4,942
Dalton, Randall MD	$230	$612	$3,980	$230	$842	$		$3,751
Daniel Picard	$331	$882	$5,732	$331	$1,213	$		$5,401
Danna, Salvatore A., M.D.	$97	$258	$1,674	$97	$354	$		$1,578
David Werwath, MD	$149	$397	$2,580	$149	$546	$		$2,432
Deere, Mansour, LeMay and Duong M.D.'s	$167	$445	$2,896	$167	$613	$		$2,729
Delaware Primary Care, LLC	$215	$572	$3,718	$215	$787	$		$3,504
Dennis, Robert, M.D.	$167	$445	$2,896	$167	$613	$		$2,729
Denver Nephrologists, P.C.	$1,231	$3,282	$21,333	$1,231	$4,513	$		$20,102
Douglas Morrow, MD	$73	$194	$1,261	$73	$267	$		$1,188
Drs. Floyd & Garman	$119	$318	$2,068	$119	$438	$		$1,949
Dye, Daniel M., M.D.	$213	$567	$3,684	$213	$779	$		$3,471
East Portland Neurology Clinic, P.C.	$157	$418	$2,718	$157	$575	$		$2,562
Edgar Hicks, MD	$170	$455	$2,955	$170	$625	$		$2,784
EIX, Inc. (VAR)	$250	$667	$4,334	$250	$917	$		$4,084
eMed Professional Systems	$2,685	$7,160	$46,537	$2,685	$9,844	$		$43,852
Emsellem, Helene , M. D.	$152	$405	$2,635	$152	$557	$		$2,483
ETC PAY (VAR)	$249	$663	$4,308	$249	$911	$		$4,059
Eye Institute of Tarzana	$143	$382	$2,482	$143	$525	$		$2,339
Eye Surgery Consultants, Inc.	$617	$1,645	$10,692	$617	$2,262	$		$10,076
Fairfax Ob-Gyn Associates	$577	$1,539	$10,007	$577	$2,117	$		$9,429
Family Health Center of Montclair	$450	$1,200	$7,800	$450	$1,650	$		$7,350
Fogle Eye Associates	$223	$595	$3,869	$223	$818	$		$3,646
Front Range Orthopedic Center	$239	$636	$4,137	$239	$875	$		$3,898
G I Consultants, LLC	$192	$513	$3,336	$192	$706	$		$3,144
Geller, Rudnick, Bush & Bamberger	$208	$555	$3,605	$208	$763	$		$3,397
Goddard, Dwight, M. D., Inc	$43	$114	$739	$43	$156	$		$696
Goetzinger, Robert, M.D.	$256	$682	$4,432	$256	$938	$		$4,176

	Amortization	Accumulated	Net	Amortization	Accumulated		Net
	9/30/05	Amortization	Book	12/31/2005	Amortization	Impairment	Book
Client			Value				Value
Gresham Women's Healthcare	336	895	$5,819	336	1,231		$5,483
Grochmal, Jay M.D., P.A.	219	585	$3,802	219	804		$3,582
Grogan, Thomas J., M.D.	149	398	$2,585	149	547		$2,436
Hamada, James S. M.D.	208	555	$277	208	763		$69
Hand and Microsurgery Associates, Inc.	950	2,533	$16,468	950	3,484		$15,518
Hand Institute of Southern Calif.	295	785	$393	295	1,080		$98
Handler, Sheryl, MD	107	285	$1,852	107	392		$1,745
Heart Clinics Northwest	750	2,000	$13,001	750	2,750		$12,251
Hodges Eye Clinic & Cataract Institute	256	682	$4,432	256	938		$4,176
Holt, Anthony G. M.D.	148	395	$198	148	543		$49
Howard Perell	206	549	$3,565	206	754		$3,360
Hyman, Mark H. M.D. Inc.	72	191	$1,241	72	263		$1,169
Integrated Medical Services, PLC	541	1,443	$9,380	541	1,984		$8,839
Internal Medicine Specialists	311	829	$5,386	311	1,139		$5,075
JH Ventures LLC	150	400	$2,598	150	550		$2,448
Jonathan Heistein	85	227	$1,477	85	313		$1,392
Kempsville Preferred Care	17	45	$295	17	63		$278
Kenmar	219	583	$291	219	801		$73
Kramer, Donald, M.D.	520	1,388	$9,022	520	1,908		$8,501
Endocrinology & Diabetes Specialty Group, Inc.	143	382	$2,482	143	525		$2,339
Lander Medical Clinic	371	989	$494	371	1,359		$124
Landres, Boorman, & Cohen	219	585	$3,802	219	804		$3,582
Lane and Kuschner Medical Group	273	727	$4,728	273	1,000		$4,455
Lavin, Marc M.D.	95	255	$1,655	95	350		$1,559
Lawndale Orthopedic Group	120	321	$2,088	120	442		$1,968
Magnolia OB/GYN, LLC	458	1,221	$7,938	458	1,679		$7,480
Mann, Jasbir S. M.D.	159	423	$212	159	582		$53
Maurice Collada, Jr., M.D., P.C.	120	321	$2,088	120	442		$1,968
Medcor Management Services	648	1,727	$11,228	648	2,375	10,580	$0
Medical Center for Women, Inc.	511	1,364	$8,864	511	1,875		$8,353
Medical Centers of Greater Lowell, P.C.	996	2,655	$17,256	996	3,650		$16,260
Medical Management Associates (MMA)	341	909	$5,909	341	1,250		$5,569
Medical Management Strategies	663	1,767	$11,484	663	2,429		$10,821
Metropolitan Gastroenterology Group, P.C	899	2,398	$15,586	899	3,297		$14,687
Metropolitan Ophthalmology Associates	224	597	$3,881	224	821		$3,657
Michael J. Huether, M.D., P.C.	345	921	$5,988	345	1,267		$5,643
Mid Delaware Internal Medicine	276	736	$4,787	276	1,013		$4,511
Mid-Columbia Urology	153	409	$2,659	153	563		$2,506
Minnesota Orthopedics	125	334	$167	125	459		$42
Mt. Baker Planned Parenthood	771	2,055	$13,355	771	2,825		$12,585
North Bend Medical Center	6,722	17,925	$116,511	6,722	24,646		$109,789
North Cascade Family Physicians	1,319	3,518	$22,870	1,319	4,838		$21,550
Northern Adirondack Planned Parenthood	444	1,185	$7,702	444	1,629		$7,258
Northridge Neurological Medical Group Inc	305	813	$407	305	1,118		$102
Northwest Heart & Lung Surgical Associates	881	2,349	$15,266	881	3,229		$14,385
Northwest Orthopaedic Specialist,PS	1,915	5,106	$33,187	1,915	7,020		$31,273
Northwest Weight Loss Surgery	181	482	$3,132	181	663		$2,951
NYCA Medical Group, Inc.	170	455	$2,955	170	625		$2,784
Oasis Physical Therapy	359	958	$6,225	359	1,317		$5,866
Oklahoma Gastroenterology	211	563	$3,656	211	773		$3,446
On-Line Medical Billing & Transcription Services	288	767	$4,986	288	1,055		$4,698
Physical Therapy Options	149	398	$2,585	149	547		$2,436
Oregon Neurological Associates	205	545	$3,546	205	750		$3,341
Orthopedic & Reconstructive Surgery	359	958	$6,225	359	1,317	4,788	$1,077
Orthopaedic Center of Volusia	205	546	$273	205	751		$68
Orthopedic Medical Center	436	1,164	$7,564	436	1,600		$7,128
Orthopedic Offices	239	638	$319	239	878		$80
Orthopedic Practice	200	532	$266	200	732		$67
Orthopedic Surgery Group	191	509	$3,309	191	700		$3,118
Pacific Lutheran University, Wellness Clinic	82	218	$1,418	82	300		$1,336
Pain Consultants of East Tennessee	1,012	2,699	$17,543	1,012	3,711		$16,530
Pandit, Santosh M.D.	352	938	$6,094	352	1,289		$5,743
Panhandle Community Services	270	721	$4,688	270	992		$4,418
Partamian, Jean, M.D.	186	497	$248	186	683		$62
Partners in Pediatrics	242	645	$4,196	242	888		$3,954
Builders for Family and Youth Catholic Diocese of Brooklyn (BFFY)	325	867	$5,634	325	1,192		$5,309

	Amortization	Accumulated	Net	Amortization	Accumulated		Net
	9/30/05	Amortization	Book	12/31/2005	Amortization	Impairment	Book
Client			Value				Value
Orleans County Mental Health	98	262	$1,702	98	360		$1,604
St. Christopher Otillie	37	98	$638	37	135		$601
United Cerebral Palsy of the Finger Lakes (Geneva)	37	98	$638	37	135		$601
Peachtree Surgical & Bariatrics, PC	610	1,627	$10,578	610	2,238		$9,968
Pedia Health	533	1,421	$9,234	533	1,953	8,701	$0
Pediatric Associates Inc.	2,847	7,591	$49,344	2,847	10,438		$46,497
Pediatric Associates Medical Group	194	517	$258	194	711		$65
Pediatric Partners	185	492	$3,201	185	677		$3,016
Peninsula Eye Center	728	1,941	$12,615	728	2,668		$11,887
Pennsylvania Gastroenterology Consultants	912	2,432	$15,806	912	3,344		$14,894
Perez, Elsa	250	667	$4,334	250	917		$4,084
Perley, Michael J., M.D.	152	405	$203	152	557		$51
Perry, John Christian, M.D.	206	549	$3,565	206	754		$3,360
Phoenix Data Management Inc.	155	413	$206	155	568		$52
Physicians Billing Services, LLC	778	2,076	$13,493	778	2,854		$12,715
Planned Parenthood /Chicago Area	933	2,488	$16,172	933	3,421		$15,239
Planned Parenthood Hudson Peconic, Inc,	771	2,055	$13,355	771	2,825		$12,585
Planned Parenthood Mohawk Hudson	836	2,230	$14,498	836	3,067		$13,661
Planned Parenthood of Central New Jersey	457	1,218	$7,919	457	1,675		$7,462
Planned Parenthood Chester County	439	1,170	$585	439	1,609		$146
Planned Parenthood of Delaware	375	1,000	$6,500	375	1,375		$6,125
Planned Parenthood of Georgia, Inc.	205	545	$3,546	205	750		$3,341
Planned Parenthood of Indiana	955	2,546	$16,546	955	3,500		$15,592
Planned Parenthood Minnesota, North Dakota, South Dakota, Inc.	5,680	15,147	$7,573	5,680	20,827		$1,893
Planned Parenthood of Montana	443	1,182	$7,682	443	1,625		$7,239
Planned Parenthood of Northwest Ohio	284	756	$4,917	284	1,040		$4,633
Planned Parenthood of S E Pennsylvania	640	1,706	$11,086	640	2,345		$10,447
Planned Parenthood of Southwest and Central Florida	342	912	$5,929	342	1,254		$5,587
Planned Parenthood of the Inland Northwest	494	1,318	$8,569	494	1,813		$8,074
Planned Parenthood of the St. Louis Region	539	1,436	$9,337	539	1,975		$8,798
Planned Parenthood of West Texas	395	1,055	$6,855	395	1,450		$6,459
Pocono Eye Associates	875	2,333	$15,168	875	3,209		$14,293
Portsmouth Cardiology, Inc.	830	2,212	$14,380	830	3,042		$13,550
Premier Health Management Group	733	1,955	$12,705	733	2,688		$11,972
Premier Medical	307	818	$5,319	307	1,125		$5,012
Premiere Oncology	481	1,282	$8,332	481	1,763		$7,852
Primary Care of Delaware, LLC	118	314	$2,044	118	432		$1,926
Professional Physical Therapy	179	476	$238	179	655		$60
Pullman Family Medicine	505	1,346	$8,746	505	1,850		$8,241
Arizona Eye Center	298	794	$5,161	298	1,092		$4,863
Raymond Srsic, MD	138	367	$2,383	138	504		$2,246
Receivables Unlimited	950	2,533	$16,468	950	3,484		$15,518
Renaissance Medical Group	72	191	$1,241	72	263		$1,169
Richard J. Sternberg, MD	274	730	$4,747	274	1,004		$4,473
Riviera Allergy Medical Center	303	809	$5,257	303	1,112		$4,954
Rosenberg, M.D. & Gerald Paul, M.D.	228	608	$304	228	836		$76
Ryu and Hurvitz, M.D.'s	128	342	$171	128	470		$43
Sandusky Surgeons	148	395	$198	148	543		$49
Santangelo, Sal M.D.	85	227	$1,477	85	313		$1,392
Schaack & Cole, M.D.'s	268	716	$4,654	268	984		$4,385
Seaview Orthopedics	616	1,642	$821	616	2,257		$205
Seaview Orthopedics & Medical Assoc. MSO	119	318	$2,068	119	438		$1,949
Shabo, Alan M.D.	95	255	$1,655	95	350		$1,559
Panna Shah, MD	239	636	$4,137	239	875		$3,898
Shore Surgical Group	448	1,196	$7,771	448	1,644		$7,323
Shorr & Smith, M.D.'s	72	191	$1,241	72	263		$1,169
Shreveport Eye Clinic	398	1,061	$6,894	398	1,458		$6,497
Silicon Valley Woman To Woman Medical Associates	170	455	$2,955	170	625		$2,784
Smith, Matt, M.D.	182	485	$3,152	182	667		$2,970
South Texas Behavioral Medicine	620	1,654	$10,748	620	2,274		$10,128
Southeastern Cardiology, PC	399	1,064	$6,914	399	1,463		$6,515
Spinner, Lawrence M.D.	234	623	$312	234	857		$78
Spokane Digestive Disease Center	617	1,646	$10,696	617	2,263		$10,079
Sports and Spinal Physical Therapy	414	1,103	$7,170	414	1,517		$6,756
Suncoast Surgical Associates	198	527	$3,427	198	725		$3,230
Surgical Associates Chartered	322	858	$5,577	322	1,180		$5,255

	Amortization	Accumulated	Net	Amortization	Accumulated		Net
	9/30/05	Amortization	Book	12/31/2005	Amortization	Impairment	Book
Client			Value				Value
Synergy Hematology Oncology Medical Assoc.	405	1,079	$7,013	405	1,483		$6,608
Tarzana Endocrine and Medical Group	341	909	$5,909	341	1,250		$5,569
Temple Physicians, Inc.	3,608	9,622	$62,542	3,608	13,230		$58,934
Thaler, Peter J., M.D., Inc.	147	393	$196	147	540		$49
The Cardiology Group of Middle Tennessee	409	1,091	$7,091	409	1,500		$6,682
Three Forks Ortho	136	364	$2,364	136	500		$2,227
Tidewater Kidney Specialists, Inc.	572	1,524	$9,908	572	2,096		$9,337
Tidewater Physical Therapy	568	1,515	$9,849	568	2,083		$9,281
Torrey Pines Orthopaedic Medical Group, Inc.	477	1,273	$8,273	477	1,750		$7,796
Tower Hematology Oncology Medical Group	717	1,912	$12,430	717	2,629		$11,712
Tri-Cities Maternal Fetal Medicine	170	455	$2,955	170	625		$2,784
Asheville Neonatology	12	32	$207	12	44		$195
Bellaire Dermatology Associates	55	145	$946	55	200		$891
Capital Region Orthopaedic Group	398	1,061	$6,894	398	1,458		$6,497
Cityview Family Practice	95	255	$1,655	95	350		$1,559
Davidson Radiology	60	159	$1,034	60	219		$974
Elizabeth Ross	12	32	$207	12	44		$195
Ellington Women's Health	48	127	$827	48	175		$780
Jamette Huffman	12	32	$207	12	44		$195
Leslie Orthopaedics and Sports Medicine	84	223	$1,448	84	306		$1,364
Newton Family Practice	218	582	$3,782	218	800		$3,564
Princeton Community Hospital	48	127	$827	48	175		$780
Teamcare Manual and Physical Therapy	24	64	$414	24	88		$390
Wake Internal Medicine	239	636	$4,137	239	875		$3,898
University Sports Med & Ortho Surgery	239	636	$4,137	239	875		$3,898
Urology Associates of San Luis Obispo A Medical Group Inc.	407	1,086	$7,062	407	1,494		$6,654
V5 Medical Center	197	527	$3,423	197	724		$3,225
Valley Dermatologic Medical Group	225	600	$3,900	225	825		$3,675
Valley Gastroenterology	455	1,215	$7,895	455	1,670		$7,440
Valley Pediatric Medical Group, Inc.	191	511	$3,319	191	702		$3,128
Valley Pulmonary Associates Medical Group	188	502	$251	188	690		$63
Valvo, Carlton, M.D.	175	467	$1,634	175	642		$1,459
Ventura County Gastroenterology	600	1,600	$10,401	600	2,200		$9,801
Ventura Dermatology Medical Clinic, Inc.	72	191	$1,241	72	263		$1,169
Ventura Ophthalmology Medical Group	240	641	$320	240	881		$80
Virginia League for Planned Parenthood	102	273	$1,773	102	375		$1,671
Wehmeyer, Donald L., M.D., P.A	161	430	$215	161	591		$54
Wellspring Family Practice	465	1,239	$8,057	465	1,704		$7,592
West Salem Family Practice Associates, LLC	334	891	$5,791	334	1,225		$5,457
West Valley Orthopedics & Sports Medicine	372	993	$497	372	1,365	124	$0
Westlake Orthopedic Group	138	367	$2,383	138	504		$2,246
Westside Internal Medicine	330	879	$440	330	1,209		$110
Whitman Medical Group	553	1,476	$9,593	553	2,029		$9,040
Woolf Management	322	858	$5,577	322	1,180		$5,255
Zilberstein, Inga	252	673	$4,373	252	925		$4,121
Zoom Sports, Inc.	208	555	$3,605	208	763		$3,397
Billing service clients	30,933	82,488	$536,172	30,933	113,421		$505,239
		0
	132,919	354,290	$2,094,560	132,919	487,209	26,588	$1,935,054

Less: Adjustment	(42,832)	(114,218)	($742,418)	(42,832)	(157,050)		($699,586)

Total	90,087	240,072	1,352,143	90,087	330,159		$1,235,468